EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2022

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of August 11, 2022. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the six months ended June 30, 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 266 properties in North America, Europe, Turkey, Latin America and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	5
Advanced Royalties	9
Exploration Royalties	155
Royalty Generation Properties	97

The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", as well as on the Frankfurt Stock Exchange under the symbol "6E9".

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 18-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS

Financial Updates for the Three Months Ended June 30, 2022

  Revenue and other income for the three months ended June 30, 2022 was $8,952,000 including income of $921,000 from the Leeville royalty, which was an increase as production has moved into Four Corners and corridor from Carlin East to Rita K. Adjusted revenue and other income  was $12,055,000 including $3,103,000 for the Company’s share of royalty revenue from the effective Caserones copper royalty interest in Chile.
  After recovering $2,570,000 from partners, the Company’s net royalty generation costs totaled $3,944,000.
  General and administrative costs totaled $1,166,000. Impacting general and administrative costs, were higher investor relations costs for increased marketing and communications activities, including the attendance of trade shows, offset by a decrease in professional fees as no further costs were incurred relating to the Barrick settlement of the Bullion Monarch litigation in the US.
  Share-based payments totaled $2,714,000 for the period compared to $2,845,000 in Q2-2021. The aggregate share-based payments relate mainly to the fair value of stock options and restricted share units ("RSUs") granted and vested during the period.
  Finance expenses of $1,758,000 associated with the Sprott Credit Facility and the SSR VTB note. As at June 30, 2022, the Company had repaid in full the SSR VTB note (including interest) totaling $10,774,000.
  For the quarter, the Company had income from operations of $1,285,000 and a net loss of $4,125,000.
  Other significant items affecting income for the three months ended June 30, 2022 included, unrealized fair value losses on investments of $4,390,000, and foreign exchange adjustments of $1,983,000.
  As at June 30, 2022, the Company had unrestricted cash and cash equivalents of $9,862,000, investments, long-term investments and loans receivable valued at $27,452,000, and a loan payable of $51,039,000.

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 22 of this MD&A for more information on each non-IFRS financial measure.

Corporate Updates

Acquisition of Additional Royalty Interest on Caserones

In Q2-2022, EMX acquired an additional (effective) 0.3155% Net Smelter Return ("NSR") royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$25.74 million. When combined with EMX's (effective) 0.418% NSR interest acquired in August 2021 (see EMX news release dated August 17, 2021), EMX now holds an effective 0.7335% NSR royalty.

Appointment of Independent Director

Subsequent to Q2-2022, EMX announced that Mr. Geoff Smith was appointed to the Board of Directors of the Company effective July 5, 2022. Mr. Smith brings to the board the benefit of 17 years of M&A and corporate finance experience having advised on or financed many of the largest, most complex and innovative streaming transactions in the past 10 years.

Commencement of Commercial Production at Gediktepe

Subsequent to Q2-2022, EMX announced the achievement of commercial production for oxide gold mineralization at its flagship Gediktepe royalty property in western Turkey. The Company holds a 10% NSR royalty on oxide gold production at Gediktepe, and operator Polimetal Madencilik Sanayi ve Ticaret A.S. ("Polimetal"), a private Turkish company, has informed EMX that it has produced over 10,000 gold equivalent ounces1, the trigger for commencement of production royalty payments to EMX.

Impact of Covid 19

EMX continues to monitor developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity.

Royalty and Royalty Generation Updates

During Q2-2022, the Company’s royalty generation business was active in North America, South America, Europe, Turkey, and Australia. The Company spent $6,514,000 and recovered $2,570,000 from partners. During the quarter the Company also completed one partnership in the US and continued to grow the portfolio with new mineral property acquisitions.

Highlights from Q2 2022 include the following:

  In the US the Company added to its growing royalty portfolio with the completion of one new royalty agreement, the advancement of twelve partner-funded work programs, including four drill projects, and new generative work leading to the acquisition of a district-wide land position at Tonopah, Nevada as well as expanded royalty footprints in Idaho. Subsequent to Q2 2022, three agreements with Hochschild were terminated and the projects are available for partnership.
  EMX released drill results from its Hardshell royalty property in southern Arizona where operator South32 Limited is advancing a new copper-rich target named Peake, as well as potential extensions of Taylor CRD styles of mineralization.
  In Canada, EMX conducted work programs to advance and delineate targets on recently acquired properties as partners continued to advance the portfolio with multiple field programs, including drill programs, while EMX received $206,000 in cash payments and $45,000 in share equity payments.

1 Gold equivalent ounces as referred to in the definition of "Oxide Commercial Production" in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik.

  EMX's South American royalty portfolio advanced through drill programs conducted by AbraSilver Resource Corp., Aftermath Silver Ltd, and GR Silver Mining Ltd.  Q2 drill programs at both Diablillos and Berenguela continue to produce significant results that extend mineralization away from known zones as well as confirming historical drill results. Pampa Metals announced the discovery of a new porphyry target for drill testing later this year at EMX's Block 4 royalty property.
  EMX continued to expand its portfolio of projects in northern Europe in Q2 by adding several additional "battery metals" projects. EMX continues to seek new acquisition and staking opportunities around the world, and recently established a corporate presence in Morocco and the Balkans region.
  In Sweden, a 750 meter drill program was completed by partner District Metals Corp. at the Tomtebo project in Q2, with analytical results pending.
  Drill programs also commenced at partner Playfair Mining's RKV project in Norway and on the Norden Crown Metals and Boliden AB joint venture property in Norway. Initial results are anticipated to be received in Q3.
  Work continued to expand the known footprint of cobalt mineralization at EMX's Yarrol property in Queensland, Australia. Surface sampling of cobalt enriched manganiferous mineralization developed on the north side of the Yarrol project shows cobalt enrichments over broad areas where lenses of manganese-rich conglomerate have been found in the field.

Financing Updates

Private Placement with Franco-Nevada

EMX completed a $12,580,000 (US$10,000,000) private placement with Franco-Nevada Corporation ("Franco-Nevada"). The proceeds were used to acquire the additional (effective) NSR on the Caserones open pit mine in northern Chile (see EMX's news release dated April 14, 2022).

Franco-Nevada purchased 3,812,121 units of the Company at a price of $3.30 per unit. Each unit consisted of one common share of EMX and one warrant, with each warrant entitling the holder thereof to purchase one common share of EMX for $4.45 for a period of five years. The shares issued upon closing and the shares issuable upon the exercise of the warrants will be subject to a four-month restricted resale (hold) period expiring August 15, 2022. Franco-Nevada now owns approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis.

Repayment of Vendor Take Back Note

During Q2-2022, EMX repaid in full the vendor take back note issued to SSR Mining Inc. on October 21, 2021, totaling $10,774,000 including interest owed.

Investment Updates

As at June 30, 2022, the Company had investments totaling $26,082,000 which included $20,583,000 in various public and private entities, and $5,499,000 in non-current investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

Strategic Investment in Premium Nickel Resources

In Q1-2022, EMX completed a strategic investment in Premium Nickel Resources Corporation ("PNR"), a private Canadian company advancing nickel-copper-cobalt and platinum group element ("PGE") projects in Botswana. EMX now owns 5,412,702 shares or 6.3% of the issued and outstanding shares of PNR having purchased an additional one million shares in April 2022. This purchase was part of a recent financing completed by PNR at US$2.00 per share.

On April 26, 2022, PNR announced the execution of a definitive agreement for a reverse takeover transaction ("RTO") with North American Nickel Inc. (TSX:"NAN"). This transaction will effectively take PNR public, offering liquidity for shareholders such as EMX. Trading of NAN shares was halted after the announcement, with approval for the transaction and resumption of trading for the resultant issuer expected in Q3. Securityholders of PNR will receive 5.27 shares of the resultant issuer for each share of PNR held (see NAN news release dated April 26, 2022).

PNR subsequently informed EMX that it had commenced an exploration drill program in the Selebi Mine area and will likely continue drilling through the remainder of 2022. Subsequent to period end, NAN and PNR announced that the TSX Venture Exchange has provided conditional approval for the RTO transaction (see NAN news release dated July 21, 2022).

OUTLOOK

This year will see an increase in revenue and other income coming from our cash flowing royalties, including Caserones in Chile, Leeville in Nevada, and potentially Timok in Serbia (pending conclusion of the royalty rate discussions with Zijin). Likewise, Gediktepe and Balya in Turkey have commenced commercial production, and EMX anticipates receipt of production royalty payments from both projects in Q3. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global portfolio. The Company plans to give production guidance for 2022 later this year.

So far in 2022, EMX has acquired an additional (effective) 0.3155% royalty interest on Caserones and completed a $12,580,000 (US $10,000,000) private placement with Franco-Nevada and a strategic investment in PNR.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of its long-term debt, continuing to evaluate equity markets (including the filing of a shelf prospectus), and the ongoing monetization of the Company’s marketable securities.

EMX is well funded to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and royalty generation portfolio totals 266 projects on five continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties that cover the Gediktepe Mine in Turkey, the Timok Mine in Serbia, and the Caserones Mine in Chile. EMX has filed technical reports for Gediktepe, Timok, and Caserones that are available under the Company's issuer profile on SEDAR (www.sedar.com). In addition, the Leeville and Balya royalty properties are important to the Company, for current as well as projected future royalty cash flows, respectively.

Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's Annual Information Form for the year ended December 31, 2021 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's financial statements for the year ended December 31, 2021.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	JX Nippon Mining & Metals	Copper (Molybdenum)	Producing	Effective 0.7335% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Oxide phase commissioned - initial production	10% NSR on oxide zone and 2% NSR on sulfide zone
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.	Zinc-Lead-Silver	Development - initial production	4.0% NSR

Significant Updates

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. The mine is operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is 100% indirectly owned by JX Nippon Mining & Metals Corporation ("JX Nippon"), who is listed on the Tokyo Stock Exchange. Caserones produces copper and molybdenum concentrates from a conventional crusher and mill and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2021 the mine produced 94,846 tonnes of fine copper in concentrate, 2,287 tonnes of fine molybdenum in concentrate, and 14,829 tonnes of fine copper in cathodes (see MLCC's 2021 Annual Report, dated May 30, 2022). Also in MLCC’s 2021 Annual Report a year-end ‘reserves’ update was provided. However, MLCC’s 2021 ‘reserves’ do not meet NI 43-101 disclosure requirements.

In Q2-2022, EMX acquired an additional 0.3155% NSR royalty interest on Caserones for a purchase price of US$25.74 million (see EMX news release dated April 14, 2022).  When combined with EMX's previously acquired 0.418% NSR royalty, EMX now controls an effective 0.7335% NSR royalty.  As part of the additional royalty purchase, EMX completed a private placement with Franco-Nevada Corporation for $12,580,000.

Also in Q2, EMX received a payment of approximately US$2.7 million (pre-tax) from the Company's effective 0.7335% NSR royalty interest (see EMX news release dated June 9, 2022). This royalty payment was based upon first quarter (i.e., January-March, 2022) copper and molybdenum production. The higher-than-expected Q1 royalty distribution reflects strong copper prices and robust production throughput at higher grades.

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposits. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is currently owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4-2021, and EMX announced its intent to seek arbitration to resolve the issue about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX's announcement, leading EMX to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin continued in Q2-2022 as both companies continue to work toward finding an amicable solution.

Also in Q2, Zijin’s 2021 Annual Report (posted June 20, 2022) provided year-end ‘resources’ and ‘reserves’ updates. However, Zijin’s 2021 ‘resources’ and ‘reserves’ do not meet NI 43-101 disclosure requirements. Zijin is listed on the Hong Kong and Shanghai Stock Exchanges.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville royalty provisional payments to EMX totaled approximately US$722,800 during Q2-2022. Royalty production totaled 391 troy ounces of gold that were principally sourced from the Four Corners (39%), Monarch (24%), West Leeville (24%), Carlin East (13%), and other operations (< 1%).

Gediktepe, Turkey - The Gediktepe VMS deposit is located in western Turkey. Descriptions of the deposit and historical resource and reserve estimates are disclosed in an NI 43-101 Prefeasibility study entitled "Gediktepe 2019 Prefeasibility Study" with an effective date of March 26, 2019 and filed on SEDAR by Alacer Gold Corp (formerly a reporting issuer in Canada). The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement).

The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see Company news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company. Since acquiring the Royalties, EMX has maintained discussions with Lidya, who commenced initial mining activities in Q4-2021. Mining and processing of oxide gold materials continued in Q2-2022, and Lidya notified EMX that the definition of commercial production was met in June 2022 (the production of 10,000 ounces of gold equivalent on the project) (see Company news release dated July 13, 2022). Upon reaching commercial production as defined above, EMX earned a US$4,000,000 milestone payment, payable on the first anniversary of reaching commercial production. EMX expects royalty payments to commence in Q3 2022.

Balya, Turkey - The Balya royalty property is located in the historical Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in Q2-2022 with stockpiled material from Balya North being processed at the Balya milling facility. EMX anticipates its first royalty production payments from Esan in early Q3, 2022.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Feasibility	1% NSR
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	PEA	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource - Advancing PFS	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6% -10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Feasibility	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Resource Development	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Significant Updates

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

McEwen provided a "Q1 2022 Results" update which stated that "We received regulatory approval to amend the plan of operations to include the Gold Bar South (GBS) deposit on April 1st, 2022. We are planning to start construction of the access road and heap leach pad expansion to accommodate the expected gold production starting in Q4 2022" (See McEwen news release dated May 10, 2022).  No material changes were disclosed for the three months ended June 30, 2022.

Diablillos, Argentina - EMX's Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. Diablillos is a high sulfidation silver-gold project, located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. (TSX-V: ABRA, "AbraSilver"). There are seven known mineralized zones, with the Oculto zone advanced to the PEA stage of assessment.

During the quarter AbraSilver reported that an Environmental Baseline Study and the Phase II 77 hole, 20,000 meter drill program had been completed (see AbraSilver news releases dated June 8, and June 13, 2022). The Phase II drill results included the highest-grade silver intercept recorded to date (DDH 22-015, 26 m @ 2,358 g/t Ag and 0.36 g/t Au starting at 131.5 m; true width unknown) in a hole located at the southwestern extension of the high-grade Tesoro Zone (see AbraSilver news release dated July 25, 2022). The Phase III drill program has commenced to follow-up on high-priority targets.

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd. ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX's royalty interest in, and future earn-in payments from, Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction. The project hosts an historical JORC silver-copper-manganese-zinc mineral resource.

Aftermath reported silver-copper (+manganese & zinc) results from its ongoing drill program which is designed for resource verification, metallurgical sampling, and confirmation of historical reverse circulation holes (see Aftermath news releases dated May 4, May 19, June 6, June 10, June 13, and July 5, 2022).

Challacollo, Chile - Challacollo is a resource stage low-sulphidation epithermal deposit located in Chile's northernmost Region I. The project operator, Aftermath, is earning 100% project interest per a binding agreement with Mandalay Resources Corporation (TSX: MND). EMX's interest in the Challacollo project was acquired in 2021 as part of the SSR Royalty Portfolio transaction. After earn-in, EMX will retain a 2% NSR royalty, payable after 36 million ounces of silver have been produced, with a cap of US$5 million. This cap is not subject to a U.S. Consumer Price Index (US CPI) adjustment. The project hosts historical open pit and underground constrained silver-gold resources. Aftermath did not provide Challacollo project updates during Q2-2022.

Yenipazar, Turkey - The Yenipazar polymetallic VMS deposit in central Turkey is currently owned and advanced by Virtus Madencilik ("Virtus"), a private Turkish company that is partly owned by Trafigura Ventures V B.V. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until US$165 million in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.

Previous owner Aldridge Minerals Inc. ("Aldridge") disclosed an historical feasibility study on the project in 2013, which was updated in 2014 and filed on SEDAR. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Virtus recently updated the feasibility study (this in-house report remains unpublished as of yet) and is currently seeking project financing for development of the project. Since acquiring the royalty, EMX has maintained contact with Virtus and has received updates on the status of the project.

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralization. Çiftay is current determining strategies for continued exploration and development of the project.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it expects the permitting and land use designation issues to be resolved in 2022, which will allow Çiftay to resume its exploration programs at Akarca.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, retaining a royalty interest and advance royalty payment streams. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, is reviewing development options for the Sisorta project.

In Q2, 2022 EMX received payments of US$225,000 as advanced royalties for the Sisorta project.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold (“IOCG”) styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant JORC and PERC mineral resources remain in the mining area.

Copperstone filed an environmental permit application for its planned mining operation in March 2022 (see Copperstone news release dated March 29, 2022), and has since received feedback from the Land and Environmental Court (see Copperstone news release dated July 5, 2022). Copperstone stated that “Over the next few months, Copperstone will work through and submit these supplements to the Court in September 2022.” Copperstone has raised over 200 million Swedish Krona for advancement of the Viscaria project.

Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland. The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

PDM's LK project is a PGE rich magmatic Ni-Cu sulfide system with multiple centers of drill defined mineralization. EMX's royalty covers the Kaukua and newly defined Murtolampi PGE-Ni-Cu deposits.

In Q2 Palladium One announced an updated NI43-101 Mineral Resource Estimate (”MRE”) for the Kaukua and Murtolampi deposits (see Palladium One news release dated April 25, 2022):

	Tonnes (Mt)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co g/t
Indicated
Kaukua Area	38.2	0.61	0.22	0.07	0.13	0.11	64.56
Inferred
Kaukua + Murtolampi	30.8	0.52	0.2	0.08	0.14	0.14	86.07

April, 2022 SLR Consulting (Canada) Ltd.

MRE Notes:

  CIM (2014) definitions were followed for Mineral Resources.
  The Mineral Resources have been reported above a preliminary open pit constraining surface using a Net Smelter Return (NSR) pit discard cut-off of US$12.5/t (which for comparison purposes equates to an approximately 0.65 g/t Palladium Equivalent in-situ cut-off, based on metal prices only).
  The NSR used for reporting is based on the following:
    Long term metal prices of US$ 1,700/oz Pd, US$ 1,100/oz Pt, US$ 1,800/oz Au, US$ 4.25/lb Cu, US$ 8.50/lb Ni and US$ 25/lb Co.
    Variable metallurgical recoveries for each metal were used at Kaukua and Murtolampi.
    Commercial terms for a Cu and Ni concentrate based on indicative quotations from smelters.
  Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
  The MRE was prepared for Palladium One under the supervision of Mr. Sean Horan, P.Geo., Technical Manager of Geology at SLR Consulting Ltd. Mr. Horan is an Independent Qualified Person as defined by NI 43-101.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Exploration Royalty & Royalty Generation Projects

The Company has 155 exploration stage royalties and 97 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A.

The following provides an overview of exploration royalties and royalty generation properties by country and commodity.

	Exploration Royalty		Royalty Generation Project
Country	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	25	11	25	22
Canada	48	1	15	12

Mexico	2	1	-	-
Haiti	5	2	-	-
Chile	7	12	-	-
Argentina	1	-	-	-

Sweden	8	10	3	6
Finland	1	1	-	-
Norway	2	13	4	5
Serbia	1	1	-	-

Turkey	-	1	-	2

Australia	2	-	2	1
	102	53	49	48

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

RESULTS OF OPERATIONS

Three Months ended June 30, 2022

The net loss for the three month period ended June 30, 2022 ("Q2-2022") was $4,125,000 compared to a net loss of $3,578,000 for the comparative period ("Q2-2021").  The net loss for Q2-2022 was made up of revenues and other income of $8,952,000 (Q2-2021 - $4,255,000), costs and expenses totaling $7,667,000 (Q2-2021 - $6,294,000) and losses from other items totaling $5,410,000 (Q2-2021 - $1,539,000). Significant components of other income include a loss on revaluation of investments of $4,390,000 (Q2-2021 - $425,000), equity income from the Company's investments in associated entities of $2,667,000 (Q2-2021 - $158,000), loss on sale of marketable securities of $162,000 (Q2-2021 - $Nil), finance expenses and other totaling $1,758,000 (Q2-2021 - $Nil) and foreign exchange adjustments of $1,983,000 (Q2-2021 - $1,240,000).

Revenues and other income

The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended June 30, 2022 and 2021, the Company had the following sources of revenues and other income:

In Thousands of Dollars
	Three months ended	Three months ended
Revenue and Other Income	June 30, 2022	June 30, 2021
Royalty revenue	$1,206	$284
Interest income	876	170
Option and other property income	6,870	3,801
	$8,952	$4,255
Non-IFRS Measures
Adjusted revenue and other income[1]	$12,055	$4,255

In Q2-2022, the Company earned $1,206,000 (Q2-2021 - $284,000) of royalty revenue. This included royalty revenue earned from 391 (Q2-2021 – 110) ounces of gold from the Leeville royalty interest and other pre-production amounts received including AMRs on various properties.  The increase compared to the three months ended June 30, 2021, was mainly the result of an increase in production ounces received in the current period as well as an increase in the average realized gold price on ounces received from the Leeville royalty in the current period.  In Q2-2022, the weighted average realized gold price for the Leeville royalty received was US$1,867 (Q2-2021 - US$1,818) per ounce. Royalty revenue was offset by gold tax and depletion of $929,000 (Q2-2021 - $503,000) and included in costs and expenses.

Adjusted revenue and other income1 brings into revenues and other income, $3,103,000 (Q2-2021 - $Nil) from the Company’s share of revenue from the effective royalty interest in the Caserones mine.

Net royalty income from the Leeville and Caserones royalties will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the royalties being paid in United States dollars ("USD"). Timing of additional AMR's related to other projects and included in royalty revenue can also fluctuate. Interest income was earned on the cash balances the Company holds, a note receivable, interest accretion on the Company's Ensero investment, and interest accretion on deferred compensation payments from Aftermath and AbraSilver.

Option and other property income will fluctuate depending upon the Company's deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the three months ended June 30, 2022, included in option and other property income was $248,000 (Q2-2021 - $1,700,000) related to the fair value of share equity payments received, as well as staged cash payments received or accrued of $6,441,000 (Q2-2021 - $62,000) which included the US$4,000,000 milestone payment earned on Gediktepe.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 22 of this MD&A for more information on each non-IFRS financial measure.

Included in these costs is general and administrative costs for the period ended June 30, 2022 and 2021 comprised of the following:

In Thousands of Dollars
General and administrative expenses	Three months ended	Three months ended
	June 30, 2022	June 30, 2021
Salaries, consultants, and benefits	$234	$177
Professional fees	239	298
Investor relations and shareholder information	294	137
Transfer agent and filing fees	80	71
Administrative and office	269	250
Travel	50	46
	$1,166	$979

General and administrative expenses (“G&A”) of $1,166,000 were incurred for the three months ended June 30, 2022 compared to $979,000 in Q2-2021. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q2-2022 compared to Q2-2021 are related to:

  Professional fees decreased in Q2-2022 by $59,000 compared to Q2-2021 as the Company no longer incurred additional legal costs relating to the settlement of the Barrick lawsuit.
  Investor relations increased by $157,000 in Q2-2022 compared to Q2-2021 due to increased marketing and communications activities, including the attendance of trade shows, and other activities involving travel.

It should be noted that many of our personnel and professional expenditures company-wide are denominated in USD and an increase or decrease in the value of the USD compared to the Canadian dollar, which is the Company's reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net royalty generation costs increased over the prior year’s comparative period, going from $3,689,000 in Q2-2021 to $3,944,000 in Q2-2022. This was the result of an increase in expenditures of $1,136,000 in Q2-2022 compared to Q2-2021, offset by an increase in recoveries from partners by $881,000 in Q2-2022 compared to Q2-2021. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In Q2-2022 the Company recorded a total of $2,714,000 in share-based payments compared to $2,845,000 in Q2-2021. The aggregate share-based payments relate mainly to the fair value of restricted share units and stock options granted and vested during the period.

Other

  During the three month period ended June 30, 2022, the Company had an unrealized loss of $4,390,000 (Q2-2021 - loss $425,000) related to the fair value adjustments of investments, and a realized loss of $162,000 (Q2-2021 - $Nil) for the sale of certain marketable securities held by the Company. The unrealized loss in the current period is attributed to a broader market decline in Q2-2022 compared to the Q2-2021.
  During the three month period ended June 30, 2022, the Company recognized equity income from investments in associates of $2,667,000 (Q2-2022 - $158,000). This primarily related to the share of the Company's net income derived in SLM California which holds the Caserones effective royalty interest.

  During Q2-2022, the Company recognized finance and other expenses of $1,758,000 (Q2-2021 - $Nil) which consisted primarily of interest accrued on the Sprott Credit Facility and VTB Note.

Taxes

During the three months ended June 30, 2022, the Company recorded a deferred income tax recovery of $248,000 (Q2-2021 - $Nil).

Six months ended June 30, 2022

The net income for the six months ended June 30, 2022 was $19,422,000 compared to a loss of $8,002,000 for the prior year's comparative period. The income for the current period was made up of revenues of $11,167,000 (2021 - $5,553,000), costs and expenses totaling $14,309,000 (2021 - $10,240,000), and income from other items of $22,564,000 (2021 - losses of $3,315,000).

The significant items to note for the current period compared to the prior period are as follows:

  In the current period, royalty income was earned for 620 (2021 - 229) ounces of gold totaling $1,529,000 (2021 - $676,000) offset by gold tax and depletion of $1,540,000 (2021 - $503,000).  The increase in royalty income was mainly due to an increase in the average realized gold price was US$1,866 per ounce compared to US$1,807 for 2021.
  In the current period, the Company granted 1,859,500 stock options and 520,000 restricted shares units ("RSU"), as well as settled 234,750 RSUs from the 2018 RSU grant for aggregate share-based payments of $3,340,000 (2021 - $3,400,000) related to the fair value of stock options and RSUs vested during the period, the fair value of incentive stock grants, and the fair value of share-based compensation settled in cash.
  For the six months ended June 30, 2022, the Company incurred a foreign exchange loss of $3,021,000 compared to a foreign exchange loss of $2,356,000 during the same period in 2021. This was primarily related to depreciation of the Turkish Lira against the value of the USD.
  For the six months ended June 30, 2022, the Company recorded an unrealized gain of $1,939,000 (2021 - unrealized loss of $1,746,000) related to the fair value changes of financial instruments including marketable securities. The unrealized gain in the current period primarily related primarily to the re-pricing of certain investments upon obtaining a public listing.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2022, the Company had a working capital of $41,288,000 (December 31, 2021 - deficit of $14,313,000). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

Operating Activities

Cash provided by operating activities for the six months ended June 30, 2022 was $15,508,000 (2021 – cash used of $6,380,000), and adjusted cash provided by operating activities1 for the period was $19,178,000 (2021 – cash used of $6,380,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty income received in the period. Adjusted cash provided by operating activities is adjusted for $3,670,000 (2021 - $Nil) in royalty distributions received from the Company's effective royalty interest at Caserones. A significant component of cash provided by operations in the current period is the net settlement gain of $23,846,000 resulting from the Barrick settlement with Bullion Monarch.

Investing Activities

The total cash used in investing activities during the six months ended June 30, 2022 was $30,593,000 compared to $3,661,000 for the period ended June 30, 2021. The cash used in the current period related primarily to the purchase of additional equity investments of $32,852,000 (2021 - $3,979,000) as well as net purchases of other fair value through profit and loss investments of $2,640,000 (2021 - $30), partially offset by dividends and distributions received of $3,670,000 (2021 - $135,000) and proceeds from repayment of loans receivable of $1,197,000 (2021 - $550,000).

Financing Activities

The total cash provided by used in financing activities for the six months ended June 30, 2022 was $189,000 compared to cash provided by financing activities of $737,000 for the period ended June 30, 2021.  The cash used in the current period primarily consisted of $12,775,000 in loan repayments (2021 - $Nil), offset by proceeds received from a private placement of $12,580,000 (2021 - $Nil), and the exercise of stock options for $90,000 (2021 - $999,000).

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Revenue and other income	$8,952	$2,215	$2,377	$1,504
Project and royalty generation costs	(6,514)	(5,397)	(4,868)	(3,882)
Recoveries from partners	2,570	2,695	2,440	1,792
Share-based payments	1,610	626	565	1,206
Net income (loss) for the period	(4,125)	23,547	(10,881)	(10,866)
Basic earnings (loss) per share	(0.04)	0.22	(0.11)	(0.13)
Diluted earnings (loss) per share	(0.04)	0.22	(0.11)	(0.13)

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 22 of this MD&A for more information on each non-IFRS financial measure.

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Revenue and other income	$4,255	$1,298	$2,837	$1,261
Project and royalty generation costs	(5,378)	(4,027)	(3,672)	(5,838)
Recoveries from partners	1,689	2,740	2,350	3,374
Share-based payments	1,366	542	454	14
Net income (loss) for the period	(3,578)	(4,424)	(3,933)	(913)
Basic earnings (loss) per share	(0.04)	(0.05)	(0.00)	(0.01)
Diluted earnings (loss) per share	(0.04)	(0.05)	(0.00)	(0.01)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of dollars
Six months ended June 30, 2022	Salary and fees	Share-based Payments	Total
Management	$592	$810	$1,402
Outside directors	339	712	1,051
Seabord Management Corp.*	204	-	204
Total	$1,135	$1,522	$2,657

In Thousnds of dollars
Six months ended June 30, 2021	Salary and fees	Share-based Payments	Total
Management	$621	$946	$1,567
Outside directors	297	122	419
Seabord Management Corp.	129	-	129
Total	$1,047	$1,068	$2,115

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at June 30, 2022 is $6 (December 31, 2021 - $3) owed to key management personnel and other related parties and includes accruals for short term incentive bonuses and compensation adjustments.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2021: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2021 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX's internal control over financial reporting was effective as at June 30, 2022.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our internal controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At August 11, 2022, the Company had 109,992,190 common shares issued and outstanding. There were also 8,621,500 stock options outstanding with expiry dates ranging from August 28, 2022 to July 20, 2027 and 7,211,401 warrants outstanding with expiry dates ranging from November 7, 2022 to April 14, 2027.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

NON-IFRS FINANCIAL MEASURES

Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities

Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Income (loss) for the period and cash flows from operations respectively.

  The Company’s proportionate share of revenue and cash flows from the Caserones royalty.

Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Three months ended		Six months ended
Revenue and Other Income	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Per financial statements	$8,952	$4,255	$11,167	$5,553
SLM California royalty revenue	8,225	N/A	16,828	N/A
The Company's ownership %	37.7%	N/A	37.7%	N/A
The Company's share of royalty revenue	$3,103	-	$6,349	-

Adjusted	$12,055	$4,255	$17,516	$5,553

In Thousands of Dollars
	Six months ended
Cash provided by (used in) operating activities	June 30, 2022	June 30, 2021
Per financial statements	$15,508	$(6,380)
Caserones royalty distributions	3,670	-
Adjusted	$19,178	$(6,380)

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Exploration
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Cameron Lake West	Other payments	Precious Metals	Gold	NorthBound Capital	Exploration
	Camping Lake	1.5% NSR & other payments	Precious Metals	Gold	Prime Meridian Resources	Exploration
	Confederation Lake	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dent-Jackson	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Ears Falls	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Confederation North - Northern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maybrun Mine	Other payments	Precious Metals	Gold	NorthBound Capital	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough/Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Mt. Jamie North Gold - Todd	1.5% NSR & other payments	Precious Metals	Gold	Stone Gold	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 2	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.7335% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty
	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Juncal and La Flora	1.0% NSR	Precious Metals	Gold	Austral Gold	Exploration
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Reprado	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Norte	2.0% NSR	Precious Metals	Gold-Silver / Copper-Molybdenum	Hochschild Mining PLC	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Kuusamo	3% NSR & other payments	Base Metals	PGE-Nickel-Copper-Gold	Sienna Resources Inc	Exploration
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Exploration
Norway	Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Bleka	3% NSR & other payments	Precious Metals	Gold	Sienna Resources Inc	Exploration
	Brattasen	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Flat	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Vekselmyr	3% NSR & other payments	Precious Metals	Gold	Sienna Resources Inc	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok – (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok – Cukaru Peki	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Mjovattnet	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Njuggtraskliden	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Rotjarnen	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Trollberget	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Alankoy	2.5% NSR & other payments	Base Metals	Copper-Gold	Kar Mineral Madencilik	Exploration
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Last Chance	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Jasper Canyon	2% production and other payments	Base Metals	Copper	South32	Exploration
	Malone	2% production and other payments	Base Metals	Copper	South32	Exploration
	Parks Salyer – Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Exploration
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Idaho	Lehman Butte	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corp	Exploration
	Timber Butte	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Valve House	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
USA, Nevada	Brooks	4% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Ely Gold Royalties	Exploration
	Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Advanced Royalty
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Gold Corp	Exploration
	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.